                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               R.H. PHILLIPS, INC.
                            (Name of Subject Company)

                               R.H. PHILLIPS, INC.
                      (Name of Person(s) Filing Statement)

         COMMON STOCK, NO PAR VALUE, AND ASSOCIATED OPTIONS AND WARRANTS
                        (Title and Classes of Securities)

                                   749573 101
                      (Cusip Number of Class of Securities)

                               ------------------

                                 MICHAEL MOTRONI
                             CHIEF FINANCIAL OFFICER
                               R.H. PHILLIPS, INC.
                              26836 COUNTY ROAD 12A
                                ESPARTO, CA 95627
                                 (530) 662-3215
       (Name, Address and Telephone number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:
                             FRANK E. FARELLA, ESQ.
                              JAMES E. GRAND, ESQ.
                           FARELLA BRAUN & MARTEL LLP
                              235 MONTGOMERY STREET
                             SAN FRANCISCO, CA 94104
                                 (415) 954-4400

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 (Rule 14d-101) (the "Schedule") filed with the Securities Exchange Commission on September 7, 2000 by R.H. Phillips, Inc. (the "Company") a California corporation. The Schedule refers to the offer by Vincor International, Inc. to purchase all of the outstanding shares of the common stock, together with the associated options and warrants, of the Company at a purchase price of $7.00 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, related Letter of Transmittal and Schedule TO, each dated September 7, 2000 and filed with the Commission.

         The following items in the Schedule are hereby amended:

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The third paragraph on page 10 under the heading "Opinion of R.H. Phillips' Financial Advisor" is amended in its entirety to read as follows:

         "This opinion is for the benefit and use of the Board of Directors of R.H. Phillips in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should tender their shares with respect to the Merger. It shall not be relied upon, published or otherwise used, nor shall any public references to us be made without our written consent. This letter may be included in the tender offer materials filed with the SEC and/or mailed to the Company's shareholders in connection with the Merger. Further this opinion addresses only the financial fairness of the Merger Consideration to be paid by Purchaser."

ITEM 9.  EXHIBITS

         (e)(9) The third to last paragraph in the fairness opinion of First Security Van Kasper (included as Annex B hereto and incorporated herein by reference) has been revised to consent to the inclusion of the fairness opinion in the tender offer materials to filed with the SEC and/or mailed to the Company's shareholders in connection with the Merger.

ANNEX B

The text of the original fairness opinion of First Security Van Kasper.
has been replaced with the full text of the revised fairness opinion of First Security Van Kasper.

                           [Intentionally left blank]

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            R.H. PHILLIPS, INC.


         October 3, 2000                    /s/ Karl Giguiere
         ---------------                    ---------------------------
              Date                          Karl Giguiere
                                            Its:  Co-President and Co-Chief
                                                  Executive Officer

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                                                                         Annex B

                    [LETTERHEAD OF FIRST SECURITY VAN KASPER]



August 25, 2000



Board of Directors
R.H. Phillips, Inc.
26836 County Road 12A
Esparto, CA  95627

Gentlemen:

You have requested that First Security Van Kasper ("FSVK") render our opinion as to the fairness, from a financial point of view, to the shareholders of R.H. Phillips, Inc. (the "Company"), a California corporation, of a tender offer ("the Offer") to purchase all of its shares of common stock of the Company (the "Common Shares"). The Offer is to be commenced by R.H. Phillips Acquisition Company (the "Purchaser"), a California corporation and wholly-owned subsidiary of Vincor Holdings, a Delaware corporation and wholly-owned subsidiary of Vincor International, Inc., a corporation validly existing under the laws of Canada. The Offer is to be pursuant to the proposed form of Agreement and Plan of Merger (the "Agreement") provided to us, to be executed on August 25, 2000. All capitalized terms not defined herein shall have the meanings set forth in the Agreement.

In connection with the preparation of our opinion, FSVK, among other things: (i) reviewed certain financial information relating to the Company including publicly available historical financial and operating statements as well as internal financial and operating projections prepared by the management of the Company; (ii) reviewed the financial terms and conditions set forth in the most recent draft of the Agreement provided to us by the Company, which has been represented to us to be the final version to be executed by both parties; (iii) reviewed the stock price and trading history of the Company; (iv) reviewed publicly-available data, information and valuations (including research reports) of publicly-traded companies that FSVK deemed comparable to the Company; (v) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other business combinations that FSVK deemed relevant; and (vi) made other studies, inquiries and analysis and reviewed other data, as we deemed relevant and appropriate, based on FSVK's judgement as investment bankers, for the purpose of this opinion.

In FSVK's review, the assumption was made, with the Company's permission, that the documents prepared to be used and signed by the parties to formally effect the Merger, including any disclosure material to be delivered to the shareholders of the Company to elicit the necessary tender of the Common Shares or consents to the Merger, will effect the Merger on the terms set forth, in the proposed form of the Agreement provided to us by the Company, without material alteration.

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Board of Directors
R.H. Phillips, Inc.
August 25, 2000
Page 2

We have not provided any legal advice with respect to the Merger; however, we have provided financial advisory and investment banking services to the Company in connection with the Merger. We have not made an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made a physical inspection of any of the properties or assets of the Company. The Company has made FSVK aware of an appraisal of certain assets of the Company that was completed by one of its lenders. The Company has informed FSVK that pursuant to this appraisal, certain assets were determined to be valued at less than their estimated market value, as represented on its corresponding balance sheet prepared in accordance with GAAP. We have not received or reviewed a copy of such appraisal, nor do we know the date of the appraisal or the corresponding balance sheet and the extent of the difference in value. In addition, FSVK is aware of, and has reviewed, a valuation analysis prepared for the Company by a wine industry consulting and accounting firm. This analysis includes estimated adjustments to certain assets as represented on the Company's May 31, 2000 balance sheet prepared in accordance with GAAP. These adjustments include the estimated net market value of the Company's wine inventory and estimated market value of its property and equipment, both on, or about, July 7, 2000. FSVK has not reviewed the methodology nor the basis for such estimates of market value. FSVK was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

In rendering this opinion, FSVK relied, without independent verification, on the accuracy and completeness of all of the financial and other information that was publicly available or furnished or otherwise communicated to us by the Company and relied upon and assumed without independent verification that there has been no material change in the assets, financial condition and business prospects of the Company since the date that the most recent financial statements were made available to us.

With respect to financial projections provided to us by the Company, FSVK reviewed the projections and has been advised by certain management of the Company, and has relied upon and assumed without independent verification, that the projections (i) were reasonably prepared; (ii) are based upon assumptions reflecting the best currently available estimates and good faith judgments of the management as to the future performance of the Company as an independent company; and (iii) are believed to be realizable in the amounts and time periods contemplated thereby. The management of the Company has also advised FSVK that they do not presently have any information or beliefs that would make the projections incomplete or misleading. With respect to projections of companies deemed comparable to the Company by FSVK, FSVK used only projections published in recent research analysts' reports, reviewed those projections and in all instances used a mean of the projected numbers.

Our opinion is based upon analysis of the foregoing factors in light of our assessment of general economic, financial and market conditions as they exist and as they can be evaluated by us as of the date hereof and on information made available to us as of the date hereof. Although events

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Board of Directors
R.H. Phillips, Inc.
August 25, 2000
Page 3

occurring after the date hereof could materially affect the assumptions relied upon in preparing this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

This opinion is for the benefit and use of the Board of Directors of R.H. Phillips in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should tender their shares with respect to the Merger. It shall not be relied upon, published or otherwise used, nor shall any public references to us be made without our written consent. This letter may be included in the tender offer materials filed with the SEC and/or mailed to the Company's shareholders in connection with the Merger. Further, this opinion addresses only the financial fairness of the Merger Consideration to be paid by Purchaser and does not address the relative merits of the Merger and any alternatives to the Merger, the Company's underlying decision to proceed with or effect the Merger or any other aspect of the Merger. This opinion may not be used or referred to, or quoted or disclosed to any person in any manner, without our prior written consent in each instance. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

FSVK, as part of its investment banking business, is regularly engaged to provide fairness opinions in connection with mergers and acquisitions. In the past, we have provided financial advisory and investment banking services to the Company and have received customary compensation for the providing of these services. We currently publish research on the Company for the investment community and hold warrants to acquire shares of R.H. Phillips' Common Stock at prices below the per share value of the Merger Consideration. FSVK received a fee from R.H. Phillips for rendering this opinion, the Company has agreed to pay us a fee upon completion of the Merger for our financial advisory and investment banking services and has also agreed to indemnify us for certain liabilities that may arise in rendering this opinion.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of R.H. Phillips from a financial point of view.

                                                     Very truly yours,




                                                     FIRST SECURITY VAN KASPER